SEC File Number

001-38029

CUSIP Number

00973N102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant:	Akoustis Technologies, Inc.
Former Name if Applicable:	Not applicable.
Address of Principal Executive Office (Street and Number):	9805 Northcross Center Court, Suite A
City, State and Zip Code:	Huntersville, NC 28078

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 10-K for the fiscal year ended June 30, 2024 (the “Form 10-K”) of Akoustis Technologies, Inc. (the “Company”) cannot be filed by the prescribed due date without unreasonable effort and expense because the Company requires additional time to complete certain items with respect to the financial statements to be included in the Form 10-K. The Company believes that the work in connection with completing the financial information for the Form 10-K will be completed within the extension period.

In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company anticipates that it will file its Form 10-K as soon as practicable and expects to file within the extension period.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Kenneth E. Boller	704	997-5735
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

The Company anticipates that its Form 10-K for the fiscal year ended June 30, 2024 will contain results of operations that reflect significant changes from the fiscal year ended June 30, 2023.

The Company expects that it (1) will recognize an impairment charge against its property plant and equipment of approximately $33.5 million in fiscal year 2024 and (2) will accrue approximately $57.4 million dollars in contingent liabilities related to the Company’s litigation with Qorvo, Inc. in the U.S. District Court for the District of Delaware that will each significantly increase the net loss of the Company in fiscal year 2024 compared to the prior fiscal year. The Company cannot further reasonably estimate the significant changes to its results of operations to be reported in the Form 10-K until the Company completes its consolidated financial statements and such statements are reviewed by the Company’s independent auditor. A more detailed discussion of results of operations will be included in Management’s Discussion and Analysis of Financial Condition and Results of Operation in the Form 10-K.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, each as amended, that are intended to be covered by the “safe harbor” created by those sections. These forward-looking statements include, but are not limited to, statements about the Company’s estimates, expectations, beliefs, intentions, plans or strategies for the future (including its possible future results of operations, profitability, business strategies, competitive position, potential growth opportunities, potential market opportunities and the effects of competition), and the assumptions underlying such statements. Forward-looking statements include all statements that are not historical facts and typically are identified by use of terms such as: “may,” “might,” “would,” “will,” “should,” “could,” “project,” “expect,” “plan,” “strategy,” “anticipate,” “attempt,” “develop,” “help,” “believe,” “think,” “estimate,” “predict,” “intend,” “forecast,” “seek,” “potential,” “possible,” “continue,” “future,” and similar words (including the negative of any of the foregoing), although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this Form 12b-25, the Company cautions you that these statements are based on a combination of facts and factors currently known by it and its projections of the future, about which it cannot be certain. Forward-looking statements in this Form 12b-25 include, but are not limited to, statements regarding the Company’s expectations regarding its ability to file the Form 10-K within the time period prescribed by Rule 12b-25 and its expectations regarding its financial results for the fiscal year ended June 30, 2024. Forward-looking statements are neither historical facts nor assurances of future results, performance, events or circumstances. Instead, these forward-looking statements are based on management’s current beliefs, expectations and assumptions, and are subject to risks and uncertainties. These risks and uncertainties include any adverse outcomes of any motions or appeals against the Company, and other risks and uncertainties, including those more fully described in the Company’s latest Annual Report on Form 10-K for the year ended June 30, 2023 and subsequent Quarterly Reports on Form 10-Q, and other factors detailed from time to time in the Company’s filings with the Securities and Exchange Commission The Company undertakes no obligation to revise or update publicly any forward-looking statements.

SIGNATURE

Akoustis Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Akoustis Technologies, Inc.

	By:	/s/ Kenneth E Boller
Kenneth E. Boller
Date: September 30, 2024		Chief Financial Officer

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